Exhibit 23.1
CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-217021, 333-218022, 333-223847, 333-230606, and 333-237274) of MaxLinear, Inc. of our report dated July 28, 2020, with respect to the combined abbreviated financial statements of Home Gateway Platform Division of Intel Corporation, which comprise the Combined Statements of Assets Acquired and Liabilities Assumed as of December 28, 2019 and December 29, 2018, and the Combined Statements of Net Revenues and Direct Expenses for each of the two years then ended, and the related notes to the combined abbreviated financial statements included in this Current Report on Form 8-K/A of MaxLinear, Inc. dated on August 28, 2020.

/s/ Ernst & Young LLP
San Jose, California
August 28, 2020